Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0158 F: +1 202.637.3593 steveroth@ eversheds-sutherland.com

STEPHEN E. ROTH
DIRECT LINE: 202.383.0158
E-mail: steveroth@eversheds-sutherland.com

February 9, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: Kansas City Life Insurance Company and
Kansas City Life Variable Annuity Separate Account
(File No. 333-52290)

Commissioners:

On behalf of Kansas City Life Insurance Company (the “Company”) and Kansas City Life Variable Annuity Separate Account, we have attached for filing Post-Effective Amendment No. 27 to the Separate Account’s Registration Statement on Form N-4 (the “Amendment”) for certain individual flexible premium variable annuity contracts.  The Amendment is being filed pursuant to paragraph (a) of Rule 485 under the Securities Act of 1933, as amended, to update disclosure in the registration statement to new Form N-4 requirements.

The Company requests that the Staff of the Security and Exchange Commission afford the amendment selective review treatment in accordance with Securities Act Release No. 6510 (February 15, 1984). To facilitate the Staff’s review, the Company will provide a copy of the registration marked to show all changes made

If you have any questions or comments regarding the Amendment, please call Lorna MacLeod at (202) 383-0817.

Sincerely,

/s/ Stephen E. Roth
Stephen E. Roth

Attachments

cc: Marc Bensing
Lorna MacLeod